UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 22)

eMagin Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29076N 20 6
(CUSIP Number)

Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (646) 414-6930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box. [    ]

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29076N 20 6
1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Stillwater Holdings LLC
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	13,345,466
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	13,345,466
Person with	10. Shared Dispositive Power:	7,642,586

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	20,988,052*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 24.1%
14.	Type of Reporting Person (See Instructions): OO

*

Stillwater Holdings LLC (“Stillwater”) may be deemed to beneficially own 20,988,052 shares of common stock, par value $0.001 per share (the “Shares” or the “Common Stock”) of eMagin Corporation (the “Issuer”) reported herein as follows: (i) Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”) held directly by Stillwater, which are convertible into 13,345,466 Shares subject to increase as described herein; (ii) 157,988 Shares and warrants to purchase up to 100,000 Shares currently exercisable at $2.25 per Share, and warrants to purchase up to 25,000 Shares, currently exercisable at $2.45 per Share held directly by Stillwater Trust LLC, where the sole member of Stillwater is the managing trustee and has investment control over such securities; (iii) 4,250,000 Shares held directly by a trust where the sole member of Stillwater is the sole Manager and President of the Trustee; and (iv) 783,325 Shares and Series B Preferred Stock convertible into 2,326,273 Shares held directly by Rainbow Gate Corporation where the sole member of Stillwater is the investment manager.

As previously disclosed in the amendment to Schedule 13D filed by Stillwater and Ginola on February 11, 2021, the Shares and ownership reported in this report reflect the Series B Preferred Stock of $0.3022 per share (the “Adjusted Conversion Price”). The Adjusted Conversion Price may be further reduced to the extent the Issuer sells Shares at a price lower than $0.3022 per Share. As disclosed in the Issuer’s annual report on Form 10-K filed with the SEC on March 19, 2021, there are 71,119,183 Shares outstanding as of March 8, 2021.

As a result of and subject to the foregoing, for purposes of Reg. Section 240.13d-3, Stillwater may be deemed to beneficially own 20,988,052 Shares, or 24.1% of the Shares deemed issued and outstanding as of the filing date of this report.

This report shall not be deemed an admission that Stillwater is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Stillwater disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 29076N 20 6
1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ginola Limited
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: Jersey (Channel Islands)

Number of	7. Sole Voting Power:	4,362,682
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	4,362,682
Person with	10. Shared Dispositive Power:	3,245,448

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	7,608,130**
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 10%
14.	Type of Reporting Person (See Instructions): CO

**

Ginola Limited (“Ginola”) may be deemed to beneficially own 7,608,130 Shares of the Issuer reported herein as follows: (i) 1,532,169 Shares and Series B Preferred Stock held directly by Ginola, which are convertible into 2,657,180 Shares subject to increase as described herein, and warrants held directly by Ginola to purchase up to 173,333 Shares currently exercisable at $2.05 per Share; and (ii) 919,175 Shares and Series B Preferred Stock convertible into 2,326,273 Shares held directly by trusts and holding companies with common directors and/or controlling shareholders as Ginola. This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Ginola disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

As previously disclosed in the amendment to Schedule 13D filed by Stillwater and Ginola on February 11, 2021, the Shares and ownership reported in this report reflect the Series B Preferred Stock of $0.3022 per share (the “Adjusted Conversion Price”). The Adjusted Conversion Price may be further reduced to the extent the Issuer sells Shares at a price lower than $0.3022 per Share. As disclosed in the Issuer’s annual report on Form 10-K filed with the SEC on March 19, 2021, there are 71,119,183 Shares outstanding as of March 8, 2021.

As a result of and subject to the foregoing, for purposes of Reg. Section 240.13d-3, Ginola may be deemed to beneficially own 7,608,130 Shares, or 10% of the Shares deemed issued and outstanding as of the filing date of this report.

This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Ginola disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Explanatory Note

This Amendment No. 22 to Schedule 13D (“Amendment No. 22”) is being filed by Stillwater Holdings LLC, a Delaware limited liability company formerly known as Stillwater LLC (“Stillwater”) and Ginola Limited, a Jersey (Channel Islands) company (“Ginola”) to amend the Schedule 13D (the “Schedule 13D”) originally filed by Stillwater and Ginola on May 5, 2003, and as amended by Amendment No. 1 to the Schedule 13D filed March 8, 2004, Amendment No. 2 to the Schedule 13D filed April 19, 2004, Amendment No. 3 to the Schedule 13D filed April 30, 2004, Amendment No. 4 to the Schedule 13D filed November 5, 2004, Amendment No. 5 to the Schedule 13D filed March 1, 2005, Amendment No. 6 to the Schedule 13D filed October 28, 2005, Amendment No. 7 to the Schedule 13D filed July 26, 2006, Amendment No. 8 to the Schedule 13D filed April 18, 2007, Amendment No. 9 to the Schedule 13D filed August 2, 2007, Amendment No. 10 to the Schedule 13D filed April 14, 2008, Amendment No. 11 to the Schedule 13D filed December 30, 2008, Amendment No. 12 to the Schedule 13D filed April 26, 2010, Amendment No. 13 to the Schedule 13D filed July 20, 2011, Amendment No. 14 to the Schedule 13D filed June 5, 2012, Amendment No. 15 to the Schedule 13D filed June 23, 2014, Amendment No. 16 to the Schedule 13D filed August 24, 2016, Amendment No. 17 to the Schedule 13D filed March 26, 2017, Amendment No. 18 to the Schedule 13D filed January 28, 2021, Amendment No. 19 to the Schedule 13D filed February 9, 2021, Amendment No. 20 to the Schedule 13D filed February 11, 2021, and Amendment No. 21 to the Schedule 13D filed February 23, 2021 with respect to beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of eMagin Corporation (“eMagin” or “Issuer”), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of eMagin 700 South Drive, Suite 201, Hopewell Junction, NY 12533. Except as specifically provided herein, this Amendment No. 22 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.     Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to include the following:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this report and the information set forth in or incorporated by reference in Item 2 and Item 6 of the report is hereby incorporated by reference in its entirety into this Item 5.

(a-b) Stillwater may be deemed to beneficially own 20,988,052 shares of Common Stock, which represents approximately 24.1% of the outstanding Common Stock of the Issuer as of the filing date of this report (the “Filing Date”). Ginola may be deemed to beneficially own 7,608,130 shares of Common Stock, which represents approximately 10% of the outstanding Common Stock of the Issuer as of the Filing Date.

(c) Except as otherwise set forth herein, neither Stillwater nor Ginola have effected any transactions in the Issuer’s Common Stock during the 60 days prior to the Effective Date (as defined below), there were no transactions effected in the Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) by Stillwater or Ginola or any person or entity controlled by it or any person or entity for which he possesses voting or investment control over the securities thereof.

(d) Except as otherwise reported herein, no person or entity other than Stillwater or Ginola has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer’s Common Stock reported on this Amendment No. 22.

(e) Not applicable

The following table details the transactions by the Stillwater and Ginola in Shares or securities exchangeable for Shares during the period commencing sixty (60) days prior to March 19, 2021 (the “Effective Date”), and from the Effective Date through the Filing Date:

STILLWATER TRUST LLC

Date	Price	Type of Transaction	Number of Shares
1/25/2021	$2.8941(1)	Open Market Sale	894,001
1/26/2021	$2.8535(2)	Open Market Sale	254,892
2/3/2021	$2.7078(3)	Open Market Sale	205,252
2/4/2021	$2.8781(4)	Open Market Sale	317,928
2/5/2021	$2.9825(5)	Open Market Sale	177,362
2/8/2021	$3.0236(6)	Open Market Sale	127,655
2/9/2021	$3.5502(7)	Open Market Sale	272,910
3/4/2021	$2.60(8)	Warrant Exercise	500,000
3/8/2021	$4.26(9)	Open Market Sale	27,879
3/9/2021	$3.94(10)	Open Market Sale	223,421
3/10/2021	$4.17(11)	Open Market Sale	177,336
3/11/2021	$4.35(12)	Open Market Sale	71,364
3/11/2021	$2.60(8)	Warrant Exercise	500,000
3/15/2021	$4.59(13)	Open Market Sale	31,341
3/16/2021	$4.33(14)	Open Market Sale	25,667

3/17/2021	$3.96(15)	Open Market Sale	232,123
3/18/2021	$4.04(16)	Open Market Sale	22,444
3/19/2021	$4.07(17)	Open Market Sale	183,105
3/22/2021	$2.60(8)	Warrant Exercise	152,668

(1)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.70 to $3.16 per share, inclusive.
(2)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.79 to $2.91 per share, inclusive.
(3)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.60 to $2.82 per share, inclusive.
(4)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.74 to $2.99 per share, inclusive.
(5)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.92 to $3.10 per share, inclusive.
(6)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.98 to $3.09 per share, inclusive.
(7)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.35 to $3.75 per share, inclusive.
(8)	Warrants to purchase common stock were exercised for cash at an exercise price of $2.60 per share. The Warrants were acquired as part of a private placement by the Issuer pursuant to the Securities Purchase Agreement dated December 17, 2015 between the Issuer and Stillwater Trust LLC.
(9)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.21 to $4.33 per share, inclusive.
(10)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.81 to $4.11 per share, inclusive.
(11)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.09 to $4.34 per share, inclusive.
(12)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.31 to $4.39 per share, inclusive.
(13)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.56 to $4.65 per share, inclusive.
(14)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.26 to $4.36 per share, inclusive.
(15)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.80 to $4.11 per share, inclusive.
(16)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.01 to $4.10 per share, inclusive.
(17)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.85 to $4.22 per share, inclusive.

STILLWATER HOLDINGS LLC

Date	Price	Type of Transaction	Number of Shares
2/9/2021	$3.6805(1)	Open Market Sale	23,467
2/10/2021	$3.8319(2)	Open Market Sale	123,715
2/12/2021	$3.78(3)	Open Market Sale	57,515
2/16/2021	$4.40(4)	Open Market Sale	304,300
2/17/2021	$5.20(5)	Open Market Sale	30,605
2/18/2021	$4.29(6)	Open Market Sale	191,642
2/19/2021	$4.39(7)	Open Market Sale	167,346
2/22/2021	$4.38(8)	Open Market Sale	159,265
2/24/2021	$4.30(9)	Open Market Sale	114,401
2/25/2021	$4.31(10)	Open Market Sale	23,096
2/26/2021	$4.15(11)	Open Market Sale	36,693
3/1/2021	$4.07 (12)	Open Market Sale	52,456

(1)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.67 to $3.71 per share, inclusive.
(2)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.71 to $3.985 per share, inclusive.
(3)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.74 to $3.86 per share, inclusive.
(4)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.17 to $4.64 per share, inclusive.
(5)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.19 to $5.24 per share, inclusive.
(6)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.09 to $4.50 per share, inclusive.
(7)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.27 to $4.60 per share, inclusive.
(8)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.31 to $4.53 per share, inclusive.

(9)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.19 to $4.44 per share, inclusive.
(10)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.27 to $4.38 per share, inclusive.
(11)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.11 to $4.23 per share, inclusive.
(12)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.04 to $4.15 per share, inclusive.

GINOLA LIMITED

Date	Price	Type of Transaction	Number of Shares
2/12/2021	$3.7782(1)	Open Market Sale	19,556
2/16/2021	$4.4343(2)	Open Market Sale	120,218
2/17/2021	$5.2012(3)	Open Market Sale	5,353
2/18/2021	$4.2197(4)	Open Market Sale	46,364
2/19/2021	$4.3898(5)	Open Market Sale	59,094
2/22/2021	$4.3962(6)	Open Market Sale	29,960
2/24/2021	$4.2076(7)	Open Market Sale	67,472

(1)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.74 to $3.85 per share, inclusive.
(2)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.17 to $4.69 per share, inclusive.
(3)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.19 to $5.22 per share, inclusive.
(4)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.09 to $4.47 per share, inclusive.
(5)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.27 to $4.60 per share, inclusive.
(6)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.31 to $4.51 per share, inclusive.
(7)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.19 to $4.25 per share, inclusive.

Item 7.     To Be Filed as Exhibits.

The following exhibits are incorporated into this this Amendment No. 22:

Exhibit No.	Description

1 2

Joint Filing Agreement, dated May 5, 2003, by and between Stillwater Holdings LLC and Ginola Limited (incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission on May 5, 2003).

Power of Attorney, dated February 4, 2021 (incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission on February 9, 2021).

Signature

After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2021

STILLWATER HOLDINGS LLC

By:	/s/ Christopher Minton
Name:	Christopher Minton
Title:	Vice President

GINOLA LIMITED

By:	/s/ Sumantha R. Sedor
Name:	Sumantha R. Sedor
Title:	Attorney-in-Fact

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).